Exhibit 99.1

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 28, 2012

On December 28, 2012, Mindray Medical International Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the Company’s Hong Kong office at Room 2813 Convention Plaza Office Tower, 1 Harbour Road, Wanchai, Hong Kong., at 10:30 a.m. local time for the following purposes:

1. Re-election of Mr. Xu Hang as a director and the Chairman of the Board of the Company.

2. Re-election of Mr. Ronald Ede as a director of the Company.

3. Re-election of Mr. Chen Qingtai as a director of the Company.

4. Ratification of the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on December 3, 2012 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign, and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Ms. Fannie Lin Fan, Group General Counsel, Mindray Building, Keji 12th Road South, High-tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, and arrive no later than 48 hours prior to the meeting.

The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2011 Annual Report are also available through our website at http://ir.mindray.com.

By Order of the Board of Directors,

/s/ Xu Hang
Chairman of the Board
December 3, 2012